Annual General Meeting 13 August 2012 1 Exhibit 99.7

Annual General Meeting 13 August 2012 Chairman’s Address – Michael Hammes 2

Annual General Meeting 13 August 2012 CEO’s Address – Louis Gries 3

AGENDA Global strategy Results overview – Full Year 2012 and Q1 FY 2012 USA and Europe Fibre Cement Capital management Group summary Group outlook 4

GLOBAL STRATEGY
5
Aggressively grow demand for our products in targeted
market segments
Grow our overall market position while defending our
share in existing market segments
Introduce differentiated products to deliver a sustainable
competitive advantage

GROUP OVERVIEW – FY12
6
The net operating result excluding asbestos, ASIC expenses, asset impairments and tax adjustments for the full year increased 20% to US$140.4 million
The full year results include an income tax benefit of US$485.2 million resulting from RCI’s successful appeal of the ATO’s 1999 disputed amended assessment
1 Comparisons are full year of the current fiscal year versus full year of the prior fiscal year
2 The full year results of the current fiscal year include an income tax benefit of US$485.2 million resulting primarily from  amounts refunded by the
ATO and reversal of the provision for the unpaid amended assessment in relation to RCI’s appeal  that finalised in RCI’s favour. Prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 assessment.
Readers are referred to Note 14 of the consolidated financials for further information
2
Diluted earnings per share excluding asbestos,
asset impairments, ASIC expenses and tax adjustments
(US cents)
US$ Millions FY 2012 FY 2011 % Change
Net operating profit (loss) 604.3 (347.0) -
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments
140.4 116.7 20
32.1 26.7 20

• The net operating result excluding asbestos, ASIC expenses and tax adjustments increased 11% to US$ 43.8 million and reflects:
• A non-recurring foreign exchange gain of US$5.5 million arising on repayment of an A$ intercompany loan on conclusion of the RCI tax litigation
• An ordinary dividend of US38.0 cents per security, or US$166.4 million, was paid on 23 July 2012
GROUP OVERVIEW – Q1 FY13
7
Q1 Q1%
FY 2013 FY 2012 Change
Net operating profit 68.5 1.0 -
Net operating profit excluding asbestos,  ASIC
expenses and tax adjustments
43.8 39.4 11
Diluted earnings per share excluding asbestos,  ASIC
expenses and tax adjustments (US cents) 10.0 9.0 11
US$ Millions
1 Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year

USA AND EUROPE FIBRE CEMENT 8 Average Net Sales Price (US dollars) US$649 480 520 560 600 640 680 FY07 FY08 FY09 FY10 FY11 FY12 Q1 FY13

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12
9
EBIT and EBIT Margin
USA AND EUROPE FIBRE CEMENT
1
0
5
10
15
20
25
30
35
0
20
40
60
80
100
120
140
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13
EBIT Margin
EBIT

CAPITAL MANAGEMENT
10
An ordinary dividend of US38.0 cents per security was paid on 23 July 2012 for fiscal 2012. The total amount of the dividend was US$166.4 million.
The dividend was paid from earnings in the second-half of financial year 2012
The total full year dividend for fiscal 2012 was US42.0 cents per security. The full year dividend was at the top end of the dividend payout ratio of 20% to
30%
On 21 May 2012, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months
Administrative arrangements of the buyback have been completed and purchases may commence in the future depending on market conditions and pricing
The company is continuing to explore options to improve capital efficiency through a more appropriately leveraged balance sheet

KEY RATIOS
11
FY2012 FY 2011 FY 2010
EPS (Diluted) 32.1c 26.7c 30.5c
Dividend Paid per share  4.0c N/A N/A
Return on Shareholders’ Funds 10.9% 10.0% 13.3%
Return on Capital Employed 20.4% 19.7% 17.4%
EBIT/ Sales (EBIT margin) 15.3% 15.8% 18.6%
Gearing Ratio -24.5% 3.2% 10.9%
Net Interest Expense Cover 23.8x 22.9x 28.6x
Net Interest Paid Cover 23.7x 21.8x 29.0x
Net Debt Payback - 0.2yrs 0.7yrs
1, 3
1, 3
2, 3
2
1
2
*
Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, tax adjustments and impairment charge
2
Excludes asbestos adjustments, AICF SG&A expenses,  ASIC expenses/recoveries and impairment charge
3
Excludes payments under the AFFA
2

GROUP SUMMARY
12
1
Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year
Asia Pacific Fibre Cement results reflected:
Subdued operating environments in the Asia Pacific region, particularly Australia
Expenses related to feasibility studies for anticipated capacity expansion partially offset by a lower average net sales price and higher fixed manufacturing
Lower sales volume and higher fixed unit manufacturing costs, partially offset by a higher average net sales price
Demand stabilising at levels above last year
Market and category share gains
USA and Europe Fibre Cement results reflected:
Higher sales volume, lower input costs (primarily pulp) and lower freight costs, and organisational costs

GROUP OUTLOOK
13
United States
Some encouraging industry data points continued to emerge during the quarter, including increased stability of house values in recent months
Early stages of a recovery in residential market appears to be underway
The extent and rate of improvement, however, is uncertain
Pulp and freight costs are expected to remain at elevated levels when compared to historic long-term averages
Asia Pacific
In Australia the market environment has weakened, reflecting an overall decline in confidence among Australian customers
In New Zealand the market continues to operate at subdued levels
The operating environment in the Philippines remains robust

Annual General Meeting 13 August 2012 Items of Business 14

Receive and consider the financial statements and reports for the year ended 31 March 2012 RESOLUTION 1 Financial Statements and Results 15

RESOLUTION 1 Financial Statements and Results 16

Receive and consider the Remuneration Report of the company for the year ended 31 March 2012 RESOLUTION 2 Remuneration Report 17

RESOLUTION 2 Remuneration Report 18

Elect Alison Littley as a Director Re-elect Brian Anderson as a Director Re-elect James Osborne as a Director RESOLUTION 3 Election and Re-election of Directors 19

RESOLUTION 3(a) Election and Re-election of Directors Alison Littley 20

RESOLUTION 3(b) Election and Re-election of Directors Brian Anderson 21

RESOLUTION 3(c) Election and Re-election of Directors James Osborne 22

Give authority to the Board of Directors to fix the external auditor’s remuneration for the year ending 31 March 2013 RESOLUTION 4 Authority to Fix External Auditor’s Remuneration 23

RESOLUTION 4 Authority to Fix External Auditor’s Remuneration 24

Approve the increase in the non-executive director fee pool RESOLUTION 5 Increase Non-executive Director Fee Pool 25

RESOLUTION 5 Increase Non-executive Director Fee Pool 26

Re-approve the Long Term Incentive Plan RESOLUTION 6 Re-approve Long Term Incentive Plan 27

RESOLUTION 6 Re-approve Long Term Incentive Plan 28

Approve the grant of Return on Capital
Employed Restricted Stock Units (RSUs)under
the company’s Long Term Incentive Plan to
the CEO, Louis Gries
RESOLUTION 7
Grant of Return on Capital Employed Restricted Stock Units
29

RESOLUTION 7 Grant of Return on Capital Employed Restricted Stock Units 30

Approve the grant of Restricted Stock Units
with a Relative Total Shareholder Return (TSR)
hurdle under the Long Term Incentive Plan to
the CEO, Louis Gries.
RESOLUTION 8
Grant of Relative Total Shareholder Returns (TSR) RSUs
31

RESOLUTION 8 Grant of Relative Total Shareholder Returns (TSR) RSUs 32

Approve that the company be converted into an Irish public limited company RESOLUTION 9 Convert James Hardie Industries SE to an Irish public company 33

RESOLUTION 9 Convert James Hardie Industries SE to an Irish public company 34

DISCLAIMER
35
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on
Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-
looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments
Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-
related personal injury and death claims;
expectations concerning indemnification obligations;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Annual General Meeting 13 August 2012 36